ZURICH

[redacted]

08006122

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC
Mail Processing
Section

DEC 02 2008

Washington, DC
105

SUPPL

Your reference	File No. 82-5089
Our reference	UM / BC
Date	December 1, 2008

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following News Release:

- "Zurich closes acquisition of majority stake in Companhia de Seguros Minas Brasil and 100% of Minas Brasil Seguradora Vida e Previdência" dated December 1, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

PROCESSED
DEC 09 2008
THOMSON REUTERS

Ulrich Marti
Corporate Legal Adviser

Enclosure

12/4

46674-03

News Release

ZURICH®

Zurich closes acquisition of majority stake in Companhia de Seguros Minas Brasil and 100% of Minas Brasil Seguradora Vida e Previdência

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, December 1, 2008 – Zurich Financial Services Group (Zurich) announced today that its Brazilian subsidiary Zurich Participações e Representações Ltda. (Zurich Participações) has completed the acquisition of common shares representing 87.35% in Companhia de Seguros Minas Brasil, a BOVESPA-listed company, from Banco Mercantil do Brasil S.A. (Banco Mercantil) and two private investors. In addition, Zurich Participações has completed the acquisition of 100% of Minas Brasil Seguradora Vida e Previdência S.A. from Banco Mercantil.

As part of this transaction, Zurich Brasil Seguros S.A. (Zurich Brasil), a subsidiary of Zurich Participações, entered into a long-term exclusive bancassurance agreement with Banco Mercantil for the distribution of Life and General Insurance products of Zurich Brasil and the acquired companies.

After having announced these acquisitions on July 17, 2008, all necessary regulatory approvals to close the transactions now have been obtained.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

END